Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration No. 333-198847

Prospectus Supplement No. 23
(To Prospectus filed on July 6, 2015, as supplemented
by Prospectus Supplement No. 1 dated July 14, 2015, Prospectus Supplement No. 2 dated July 28, 2015, Prospectus Supplement No. 3 dated August 4, 2015, Prospectus Supplement No. 4 dated August 12, 2015, Prospectus Supplement No. 5 dated September 17, 2015, Prospectus Supplement No. 6 dated September 18, 2015, Prospectus Supplement No. 7 dated September 24, 2015, Prospectus Supplement No. 8 dated September 25, 2015, Prospectus Supplement No. 9 dated September 30, 2015, Prospectus Supplement No. 10 dated October 2, 2015, Prospectus Supplement No. 11 dated November 3, 2015, Prospectus Supplement No. 12 dated November 10, 2015, Prospectus Supplement No. 13 dated November 18, 2015, Prospectus Supplement No. 14 dated December 1, 2015, Prospectus Supplement No. 15 dated December 8, 2015, Prospectus Supplement No. 16 dated January 8, 2016, Prospectus Supplement No. 17 dated January 11, 2016, Prospectus Supplement No. 18 dated March 11, 2016, Prospectus Supplement No. 19 dated March 30, 2016, Prospectus Supplement No. 20 dated April 15, 2016, Prospectus Supplement No. 21 dated April 18, 2016, and Prospectus Supplement No. 22 dated May 13, 2016)

ENUMERAL BIOMEDICAL HOLDINGS, INC.

This Prospectus Supplement No. 23 supplements the information contained in the Prospectus, dated as of July 6, 2015, as amended by Prospectus Supplement No. 1 dated July 14, 2015, Prospectus Supplement No. 2 dated July 28, 2015, Prospectus Supplement No. 3 dated August 4, 2015, Prospectus Supplement No. 4 dated August 12, 2015, Prospectus Supplement No. 5 dated September 17, 2015, Prospectus Supplement No. 6 dated September 18, 2015, Prospectus Supplement No. 7 dated September 24, 2015, Prospectus Supplement No. 8 dated September 25, 2015, Prospectus Supplement No. 9 dated September 30, 2015, Prospectus Supplement No. 10 dated October 2, 2015, Prospectus Supplement No. 11 dated November 3, 2015, Prospectus Supplement No. 12 dated November 10, 2015, Prospectus Supplement No. 13 dated November 18, 2015, Prospectus Supplement No. 14 dated December 1, 2015, Prospectus Supplement No. 15 dated December 8, 2015, Prospectus Supplement No. 16 dated January 8, 2016, Prospectus Supplement No. 17 dated January 11, 2016, Prospectus Supplement No. 18 dated March 11, 2016, Prospectus Supplement No. 19 dated March 30, 2016, Prospectus Supplement No. 20 dated April 15, 2016, Prospectus Supplement No. 21 dated April 18, 2016, and Prospectus Supplement No. 22 dated May 13, 2016, relating to the resale of up to 52,154,760 shares of our common stock by selling stockholders.

This Prospectus Supplement No. 23 is being filed to include the information set forth in our Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on June 6, 2016.

You should read this Prospectus Supplement No. 23 in conjunction with the Prospectus. This Prospectus Supplement No. 23 is qualified by reference to the Prospectus, except to the extent that the information contained in this Prospectus Supplement No. 23 supersedes the information contained in the Prospectus. This Prospectus Supplement No. 23 is not complete without, and may not be utilized except in connection with, the Prospectus.

You should consider carefully the risks that we have described in “Risk Factors” beginning on page 7 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is June 6, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 6, 2016

Enumeral Biomedical Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation)	000-55415 (Commission File Number)	99-0376434 (I.R.S. Employer Identification Number)

200 CambridgePark Drive, Suite 2000 Cambridge, Massachusetts (Address of Principal Executive Offices)	02140 (Zip Code)

(617) 945-9146

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

On June 6, 2016, Enumeral Biomedical Holdings, Inc. (with its subsidiaries, “Enumeral” or the “Company”) entered into a Definitive License and Transfer Agreement (the “Definitive Agreement”) with Pieris Pharmaceuticals, Inc. and Pieris Pharmaceuticals GmbH (collectively, “Pieris”), as contemplated in the License and Transfer Agreement that the Company and Pieris entered into on April 18, 2016 (the “License Agreement”). Pieris also paid Enumeral a $750,000 license maintenance fee due by May 31, 2016 to continue the licensing arrangements under the License Agreement. In accordance with its terms, the Definitive Agreement supersedes the License Agreement.

The Definitive Agreement continues the non-exclusive, royalty-bearing worldwide license Enumeral has granted Pieris under specified Enumeral patent rights and know-how to research, develop and market fusion proteins that comprise a moiety derived from Enumeral’s 388D4 anti-PD-1 antibody linked to one or more Pieris Anticalin® proteins for use in the field of oncology. Enumeral has agreed not to conduct, or assist third parties in conducting, activities that involve an antibody licensed under the Definitive Agreement fused with or linked to one or more Anticalin proteins in the field of oncology.

Under the Definitive Agreement, Enumeral has granted Pieris an option until May 31, 2017 to license specified Enumeral patent rights and know-how covering two additional undisclosed Enumeral antibody programs on the same terms and conditions as for Enumeral’s 388D4 anti-PD-1 antibody (each, a “Subsequent Option”). Pieris may exercise the Subsequent Antibody Options separately and on different dates during the Option Period. Pieris will pay Enumeral additional undisclosed license fees in the event that Pieris exercises one or both Subsequent Options.

The sales and milestone payments and royalty provisions set forth in the Definitive Agreement remain the same as those set forth in the License Agreement. Under the Definitive Agreement, Pieris agrees to pay Enumeral development milestones of up to an aggregate of $37.8 million upon the achievement of specified events, as well as net sales milestone payments of up to an aggregate of $67.5 million upon the achievement of specified net sales thresholds.  Pieris also agrees to pay Enumeral royalties in the low-to-lower middle single digits as a percentage of net sales depending on the amount of net sales in the applicable years.  In the event that Pieris is required to pay a license fee or royalty to any third party due to incorporation of Enumeral antibody moiety in the licensed products, the royalty payment due to Enumeral shall be reduced by the amount of such third party fees or payments, up to 50% of the royalty payment for each calendar year due to Enumeral. In the event that Pieris licenses one or both of the additional antibodies pursuant to a Subsequent Option, any resulting fusion protein products will be subject to additional royalties and development and sales milestones in the same amounts applicable to the fusion proteins linking the licensed PD-1 antibody and one or more Anticalin proteins.

Pursuant to the terms of the Definitive Agreement, Enumeral will indemnify Pieris Indemnitees (as defined in the Definitive Agreement) against certain claims specified therein, including with respect to breaches of representations and warranties, as well as claims by the Massachusetts Institute of Technology and other specified entities who are parties to an agreement with Enumeral. In addition, Pieris will indemnify Enumeral Indemnitees (as defined in the Definitive Agreement) against certain claims specified therein, including with respect to breaches of representations and warranties, as well as with respect to the development, commercialization, manufacture or use of any Product before or after Marketing Authorization (as such terms are defined in the Definitive Agreement). The Definitive Agreement also contains customary representations and warranties for both Enumeral and Pieris.

The term of the Definitive Agreement ends upon the expiration of the last to expire patent included in the Definitive Agreement. The Definitive Agreement may be terminated by Pieris on 30 days’ notice and by Enumeral upon 60 days’ notice of a material breach by Pieris (or 30 days with respect to a breach of payment obligations by Pieris), provided that Pieris has not cured such breach and that dispute resolution procedures specified in the Definitive Agreement have been followed.

The foregoing summary of the Definitive Agreement does not purport to be complete and is qualified in its entirety by reference to the Definitive Agreement, a copy of which will be filed as an exhibit to Enumeral’s Quarterly Report on Form 10-Q for the period ending June 30, 2016. Enumeral intends to seek confidential treatment for certain portions of the Agreement.

Enumeral has previously reported that it has sufficient liquidity to fund operations through June 2016. As of the date of this filing, Enumeral believes that, with the receipt of the $750,000 maintenance fee from Pieris described above, the Company now has sufficient liquidity to fund operations through July 2016. The Company will still require additional capital to continue its operations through the third quarter of 2016. The Company continues to explore a range of potential transactions, which may include public or private equity offerings, debt financings, collaborations and licensing arrangements, and/or other strategic alternatives, including a merger, sale of assets or other similar transactions. If the Company is unable to preserve or raise additional capital through one or more of such transactions prior to the end of July 2016, the Company could face substantial liquidity problems and might be required to implement cost reduction strategies. In addition, the Company may be required to downsize or wind down its operations through liquidation, bankruptcy, or a sale of its assets.

Item 8.01 Other Events.

On June 6, 2016, Enumeral issued a press release announcing that Enumeral had entered into the Definitive Agreement described in Item 1.01 above. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
99.1	Press Release of the Company, dated June 6, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

        ENUMERAL BIOMEDICAL HOLDINGS, INC.

Dated: June 6, 2016

By: /s/ Kevin G. Sarney

Name: Kevin G. Sarney

Title: Vice President of Finance, Chief Accounting Officer and Treasurer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release of the Company, dated June 6, 2016

Exhibit 99.1

Enumeral Receives Maintenance Fee to Continue License Agreement with Pieris and Enters into Definitive License Agreement

CAMBRIDGE, Mass.—June 6, 2016—Enumeral Biomedical Holdings, Inc. (OTCQB: ENUM) (“Enumeral” or the “Company”), a biotechnology company focused on discovering and developing novel antibody-based immunotherapies to help the immune system fight cancer and other diseases, today announced that, as contemplated in the April 18, 2016 License and Transfer Agreement (the “License Agreement”), it has received a $750,000 license maintenance fee from and entered into a Definitive License and Transfer Agreement (the “Definitive Agreement”) with Pieris Pharmaceuticals, Inc. and Pieris Pharmaceuticals GmbH (collectively, “Pieris”) to continue Pieris’ license to Enumeral’s 388D4 anti-PD-1 antibody.

The Definitive Agreement continues the royalty-bearing worldwide license Enumeral has granted Pieris under specified Enumeral patent rights and know-how to research, develop and market fusion proteins that comprise a moiety derived from Enumeral’s 388D4 anti-PD-1 antibody linked to one or more Pieris Anticalin® proteins for use in the field of oncology.

The Definitive Agreement also expands the scope of Pieris’ option to license additional Enumeral antibodies for specified purposes. Under the Definitive Agreement, Enumeral has granted Pieris an option until May 31, 2017 to license specified Enumeral patent rights and know-how covering two additional undisclosed Enumeral antibody programs to research, develop, and market fusion proteins that comprise moieties derived from Enumeral antibodies linked to one or more Pieris Anticalin proteins for use in the field of oncology, on the same terms and conditions as for Enumeral’s 388D4 anti-PD-1 antibody (each, a “Subsequent Option”). Pieris will pay Enumeral additional undisclosed license fees in the event that Pieris exercises one or both Subsequent Options.

The sales and milestone payments and royalty provisions set forth in the Definitive Agreement remain the same as those set forth in the License Agreement. In the event that Pieris licenses one or both of the additional antibodies pursuant to a Subsequent Option, any resulting fusion protein products will be subject to additional royalties and development and sales milestones in the same amounts applicable to the fusion proteins linking the licensed PD-1 antibody and one or more Anticalin proteins.

About Enumeral

Enumeral is a biopharmaceutical company discovering and developing novel antibody immunotherapies that help the immune system fight cancer and other diseases. The Company is building a pipeline focused on next-generation checkpoint modulators, with initial targets including PD-1, TIM-3, LAG-3, OX40, and VISTA. In developing these agents, Enumeral’s researchers apply a proprietary immune profiling technology platform that measures functioning of the human immune system at the level of individual cells, providing key insights for candidate selection and validation. For more information on Enumeral, please visit www.enumeral.com.

About Pieris

Pieris Pharmaceuticals is a clinical-stage biotechnology company that discovers and develops Anticalin-based drugs to target validated disease pathways in a unique and transformative way. Pieris’ pipeline includes immuno-oncology multi-specifics tailored for the tumor micro-environment, an inhaled Anticalin to treat uncontrolled asthma and a half-life-optimized Anticalin to treat anemia. Proprietary to Pieris, Anticalin proteins are a novel class of therapeutics validated in the clinic and by partnerships with leading pharmaceutical companies. Anticalin® is a registered trademark of Pieris. For more information, visit www.pieris.com.

Forward Looking Statements Disclosure

This press release contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Such statements reflect current beliefs of Enumeral Biomedical Holdings, Inc. (“Enumeral”) with respect to future events and involve known and unknown risks, uncertainties, and other factors affecting operations, market growth, Enumeral’s stock price, services, products and licenses. No assurances can be given regarding the achievement of future results, and although Enumeral believes that the expectations reflected in these forward-looking statements are based on reasonable assumptions, actual results may differ from the assumptions underlying the statements that have been made regarding anticipated events. Factors that may cause actual results, performance or achievements, or industry results to differ materially from those contemplated by such forward-looking statements include, among others, the risks that (a) Enumeral’s expectations regarding market acceptance of the Company’s business in general and the Company’s ability to penetrate the antibody discovery and development fields in particular, as well as the timing of such acceptance, (b) Enumeral’s ability to attract and retain management with experience in biotechnology and antibody discovery and similar emerging technologies, (c) the scope, validity and enforceability of Enumeral’s and third party intellectual property rights, (d) Enumeral’s ability to raise capital when needed and on acceptable terms and conditions, (e) Enumeral’s ability to comply with governmental regulation, (f) the intensity of competition, (g) changes in the political and regulatory environment and in business and fiscal conditions in the United States and overseas and (h) general economic conditions.

More detailed information about Enumeral and risk factors that may affect the realization of forward-looking statements, including forward-looking statements in this press release, is set forth in Enumeral’s filings with the Securities and Exchange Commission. Enumeral urges investors and security holders to read those documents free of charge at the Commission’s website at http://www.sec.gov. Forward-looking statements speak only as to the date they are made, and except for any obligation under the U.S. federal securities laws, Enumeral undertakes no obligation to publicly update any forward-looking statement as a result of new information, future events or otherwise.

Contact

Enumeral Biomedical Holdings, Inc.
Kevin Sarney, (617) 945-9146
kevin@enumeral.com